UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65165

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 OSER AVENUE

(No. and Street)

HAUPPAUGE	**NEW YORK**	**11788**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTHONY SIMONE	**631-851-0918**	ASIMONE@ACPWEB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CHARTERED INTERNATIONAL LLP

(Name – if individual, state last, first, and middle name)

9401 WILSHIRE BLVD 500	BEVERLY HILLS	CA	90212
(Address)	(City)	(State)	(Zip Code)
APRIL 11, 2023		7031	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY SIMONE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN CAPITAL PARTNERS LLC AND SUBSIDIARY _____, as of 12/31 _____, 2025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
[A LIMITED LIABILITY COMPANY]
Consolidated Statement of Financial Condition
December 31, 2025
(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)

As a PUBLIC DOCUMENT



AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Table of Contents
December 31, 2025

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM... 1

CONSOLIDATED FINANCIAL STATEMENT

    Statement of Financial Condition.. 2

NOTES TO STATEMENT OF FINANCIAL CONDITION 3-8

CHARTERED INTERNATIONAL LLP

9401 Wilshire Blvd., # 500, Beverly Hills, CA 90212

Office: (310) 858-8880 Fax: (310) 858-1040

1211 N. Pacific Ave., Glendale, CA 91202

Office: (818) 662-8880 Fax: (818) 242-5714

Report of Independent Registered Public Accounting Firm

To the Members of
American Capital Partners, LLC
Hauppauge, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiaries as of December 31, 2025, the related consolidated statement of operations, the balance sheet, change in member's equity, cash flow for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of American Capital Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on American Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to American Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered International LLP

Chartered International LLP

We have served as American Capital Partners, LLC and Subsidiary's auditor since 2022.
Beverly Hills, CA
March 31, 2026

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$ 2,720,469
Receivable from clearing broker - net	7,726,028
Receivables from affiliated companies, officer, employees, and other	-
Deposit with clearing organization	100,000
Securities owned - at fair value	11,298,927
Loan receivable - related party	5,611,272
Other assets	9,722
Total assets	$ 27,466,418

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Compensation and benefits payable	$ 2,667,709
Securities sold not yet purchased - at fair value	5,670,000
Accounts payable, accrued expenses, and other liabilities	8,409,190
Deferred income	791,667
	17,538,566
Member's Equity	9,927,852
Total liabilities and member's equity	$ 27,466,418

1- **ORGANIZATION AND NATURE OF BUSINESS**

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp. ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP earns commissions for the purchase and sales of securities. These transactions related to equity and debt securities are cleared through ACP's clearing broker on a fully disclosed basis and therefore exempt from SEC Rule 15c3-3. ACP also conducts proprietary trading activities for its own account through the clearing broker.

The Company's business also includes providing investment banking services.

ACP Investments, LLC ("ACPI"), the wholly-owned subsidiary, is a limited liability company, formed pursuant to New York Limited Liability Company Law and is registered with the New York State Department of Financial Services to offer insurance products.

2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a. ***Basis of Presentation*** - The consolidated financial statements include the accounts of ACP and ACPI (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation. The Company operates as a single operating segment, as the Chief Operating Decision Maker evaluates financial performance and allocates resources on a consolidated basis.

b. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities owned are recorded at fair value.

d. ***Employee Loans and Advances*** - The allowance on employee loans and advances, if any, is based on management's evaluation of the collectability of the individual employee's outstanding balance.

e. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. The company has no uncertain tax positions. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2022.

f. **Use of Estimates** - The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. **Lease Accounting** - The Company adheres to the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2025) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

h. **Credit Losses** - The Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), effective January 1, 2020. ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances, (e.g., based on the credit quality of the customer). The Company identified investment banking fees and commissions (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance. The Company evaluates expected credit losses using a qualitative assessment based on historical experience, current conditions, and reasonable and supportable forecasts. Management has determined that no material expected credit losses exist as of the reporting date.

3 -   **RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER**

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2025, the amount due from the clearing broker represents cash maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses.

Receivable from and payable to the clearing broker at December 31, 2025, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 3,091,264
Receivable from clearing broker	4,634,764
Payable to clearing broker	0
Receivable from clearing broker - net	$ 7,726,028

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker. The Company maintains a clearing deposit of $100,000 with the clearing broker, which is presented separately from receivable from clearing broker.

4- Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets measured at fair value:

- Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

- Money market funds are valued at their amortized cost, which approximates its fair value.

- Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets measured at fair value on a recurring basis as of December 31, 2025, and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities owned:				
Cash Equivalents-Money Market Fund	$ -	$ 9,844,918	$ -	$ 9,844,918
Exempt Securities	575,260	-	-	575,260
Equity Securities	128,655	-	-	128,655
Options	708,750	-	-	708,750
Debt Securities	41,344	-	-	41,344
	$ 1,454,009	$ 9,844,918	$ -	$ 11,298,927

As of December 31, 2025, the Company, as lead underwriter, had a short position resulting from overallotments. The position may be covered through exercise of an overallotment option to purchase or through open market purchases.

The short position is recorded at fair value using quoted market prices and totaled approximately $5,670,000 as of December 31, 2025, and is included in "Securities sold, not yet purchased, at fair value." Changes in the fair value of the short position are recognized in earnings.

5 - OTHER ASSETS

Other assets consist of the following at December 31, 2025:

Commissions receivable	$	3,937
Prepaid expenses and other		5,785
	$	9,722

6 - LINE OF CREDIT NOTE - BANK

At December 31, 2025, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2025. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option.

7 - DEFERRED INCOME

At December 31, 2025 and for the year then ended, the Company reflects in the Consolidated Statement of Financial Condition a deferred income liability of $791,667. For the year ended December 31, 2025, the Company reflects $250,000 of other income in the consolidated statement of operations representing twelve months of amortization at a monthly rate of $20,833.

8 - CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $2,000,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position.

9 - RELATED PARTY TRANSACTIONS

The Company has entered into a short-term expense sharing agreement with its Parent. For the year ended December 31, 2025, the Parent charged the Company management fees of $31,200,901, to cover the costs of salaries, rent, and operating expenses. The Company recorded fee revenue from entities managed by related parties, which is included in investment banking revenue for the year ended

December 31, 2025. The Company has a loan receivable from the Parent that is unsecured, bears interest at a rate of 2.37%, and matures in December 2028. Interest income on the loans receivable for the year ended December 31, 2025, amounted to $113,890 and is included in interest on the consolidated statement of operations. In January 2026, management exercised its discretion and paid a $5.0 million liability to its parent.

10 - 401k Plan

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion. The Parent matches 25% of employee contributions up to 8% of the employee's annual salary. The Parent allocated the applicable expense to the Company. For the year ended December 31, 2025, there was no allocated contribution amount.

11 - Segment Reporting

The Company operates as a single operating segment, as the Chief Operating Decision Maker evaluates financial performance and allocates resources on a consolidated basis. Accordingly, no separate segment disclosures have been presented.

12 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital, as defined, of $8,200,082 which was $7,461,622 in excess of its required net capital of $738,460. The Company's net capital ratio was 1.35 to 1.

13 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or

payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At December 31, 2025, the Company had $2,511,255 in excess of the FDIC insurance limit.